SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                    FORM 11-K


[X] ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

OR

[ ] Transition Report Pursuant To Section 13 Or 15(d) Of The Securities Exchange
    Act Of 1934 For the transition period from _______________ to ______________


                         Commission File Number 1-13154


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            AMERICAN MEDICAL SECURITY
                             RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      AMERICAN MEDICAL SECURITY GROUP, INC.
                               3100 AMS Boulevard
                               Green Bay, WI 54313

                American Medical Security Retirement Savings Plan

                           Annual Report on Form 11-K
                   For the Fiscal Year Ended December 31, 2000



                                TABLE OF CONTENTS


                                                                            PAGE
Financial Statements and Supplemental Schedule
Years ended December 31, 2000 and 1999

         Report of Independent Auditors........................................3

         Financial Statements

         Statements of Net Assets Available for Benefits.......................4
         Statements of Changes in Net Assets Available for Benefits............5
         Notes to Financial Statements.........................................6


         Supplemental Schedule

         Schedule H, Line 4i--Schedule of Assets (Held at End of Year)........10

Signatures....................................................................11

Exhibit 23 - Consent of Independent Auditors..................................12

ERNST & YOUNG                Ernst & Young, LLP            Phone:(414)  273-5900
                             111 East Kilbourn Avenue      Fax:  (414)  223-7200
                             Milwaukee, Wisconsin 53202    www.ey.com


                         Report of Independent Auditors

The Administrative Committee
American Medical Security
   Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of American Medical Security Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP
March 2, 2001


       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                American Medical Security Retirement Savings Plan

                 Statement of Net Assets Available for Benefits


                                                                                   DECEMBER 31
                                                                             2000              1999
                                                                      -------------------------------------
ASSETS
Investments, at fair value (NOTE 3):
   Mutual funds                                                             $45,034,467       $45,444,071
   Common stock of American Medical Security Group, Inc.                        254,806           148,412
   Participant loans receivable                                                 984,340           694,086
                                                                      -------------------------------------
Net assets available for benefits                                           $46,273,613       $46,286,569
                                                                      =====================================


SEE ACCOMPANYING NOTES.

                American Medical Security Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits


                                                                             YEAR ENDED DECEMBER 31
                                                                            2000                1999
                                                                     --------------------------------------
Investment income (loss):
   Net realized and unrealized appreciation (depreciation) in
     fair value of investments (NOTE 3)                                   $ (2,471,486)      $  2,819,876
   Interest and dividends                                                       49,824          3,359,109
                                                                     --------------------------------------
                                                                            (2,421,662)         6,178,985
   Less investment expense                                                     149,435            130,128
                                                                     --------------------------------------
                                                                            (2,571,097)         6,048,857
Contributions:
   Employers'                                                                1,934,006          2,498,761
   Employees'                                                                5,028,871          6,684,527
                                                                     --------------------------------------
                                                                             6,962,877          9,183,288
   Other                                                                         8,375                  -
                                                                     --------------------------------------
Total additions                                                              4,400,155         15,232,145

Benefits paid                                                                4,413,111          5,906,055
                                                                     --------------------------------------
Net increase (decrease)                                                        (12,956)         9,326,090

Net assets available for benefits at beginning of year                      46,286,569         36,960,479
                                                                     --------------------------------------
Net assets available for benefits at end of year                           $46,273,613        $46,286,569
                                                                     ======================================








SEE ACCOMPANYING NOTES.

                American Medical Security Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN

The following description of the American Medical Security Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan covering all full-time and part-time employees of American Medical Security Group, Inc. (AMSG) and its subsidiaries, American Medical Security, Inc. and Nurse Healthline, Inc. (collectively AMSG, the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN CHANGES

On May 1, 1999, the Plan introduced an option to allow participants to invest in the common stock of AMSG.

PARTICIPATION AND VESTING

Employees are eligible to become contributing participants in the Plan and receive matching contributions on the first of the following month after reaching the age of eighteen and after 30 days of eligible service. Participants are eligible for Company profit-sharing contributions after six months of service. Participants must have worked 1,000 hours in a Plan year to receive a profit-sharing contribution. Effective January 1, 2001, employees with 30 days of service that are employed on the last day of the Plan year will be entitled to receive profit-sharing contributions for the Plan year.

Participants are immediately vested in their contributions plus actual earnings thereon. Effective January 1, 2000, new participants do not vest in Company contributions until three years of service, at which time they become fully vested. Participants in the Plan prior to January 1, 2000, vest in Company contributions according to the following schedule (1,000 hours of service are required to constitute a year of vesting service):

         Years of Vesting Service                Vesting Percentage
   -----------------------------------        -------------------------
                 1                                         0%
                 2                                        30
                 3                                       100

                American Medical Security Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

The nonvested portion of the Company's profit sharing and matching contributions are forfeited when a participant terminates employment. Profit-sharing forfeitures are allocated to the remaining Plan participants, while matching contribution forfeitures are used to reduce future matching contributions. During 2000 and 1999, the Company utilized forfeited amounts of $75,000 and $77,000, respectively, to offset the required matching contribution.

CONTRIBUTIONS, WITHDRAWALS AND LOANS

Plan participants are permitted to make contributions on a before-tax basis each payroll period of 2% to 18% of base compensation and subject to a maximum amount allowed by the Internal Revenue Code (IRC). Participants can change their before-tax contribution percentage each quarter.

Effective January 1, 2000, the Company contributes 60% of the first 6% of compensation that a participant contributes to the Plan. Prior to January 1, 2000, the Company matched contributions at 50% of the first 6% of compensation that a participant contributed to the Plan. Additional amounts may be contributed at the option of the Company.

Distributions due to retirement, death, permanent disability and termination of employment are provided for as defined within the Plan.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of one-half of their vested account balance or $50,000. The loan is secured by the balance in the participant's account and bears interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Principal and interest are repaid through payroll deductions.

TERMINATION OF THE PLAN

The Company has established the Plan with the intention and expectation that the Employer will be able to make contributions indefinitely, but the Employer neither is nor shall be under any obligation or liability whatsoever to maintain the Plan for any given length of time. The Company retains the right to modify or terminate the Plan at any time, but may not retroactively reduce the share of any participant or cause the Plan's assets to revert to the Company unless required by law. In the event of termination, the balance of each participant's account would become fully vested, and all assets would be distributed to the participants and beneficiaries

                American Medical Security Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

EXPENSES

Administrative expenses of the Plan are paid from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND ACCOUNTING METHOD

The Plan's financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value. The fair value of mutual fund shares and AMSG common stock are based on the quoted market values on the last business day of the Plan year. Participant loans are stated at their unpaid principal balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates that affect the amounts reported in the Plan's financial statements and accompanying notes. Actual results could differ from these estimates.

3. INVESTMENTS

The following individual investments represent more than 5% of the Plan's net assets available for benefits:

                                                                                       DECEMBER 31
                                                                                  2000            1999
                                                                             ---------------------------------
Investments at fair value as determined by quoted market price:
   Hotchkis & Wiley International Fund                                       $           -       $  3,130,074
   MCM Stable Value Fund                                                         5,114,719          5,029,845
   Scudder Growth & Income Fund                                                  8,369,765          9,103,267
   Warburg Pincus Emerging Growth Fund                                           6,807,042          7,680,510
   Lazard Small Cap Fund                                                                 -          2,442,640
   Lexington Worldwide Emerging Markets Fund                                             -          2,534,491
   Alleghany Montag & Caldwell Growth Fund                                      11,144,704         12,582,088
   Mercury HW International Value                                                3,824,071                  -
   Neuberger Berman Genesis Trust                                                3,735,904                  -

                American Medical Security Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

The Plan's investments, including gains and losses on investments bought, sold and held during the year, appreciated (depreciated) in fair value as follows:

                                                                                    DECEMBER 31
                                                                             2000               1999
                                                                        ------------------------------------

Mutual funds                                                              $(2,484,095)        $2,866,445
Common stock of American Medical Security Group, Inc.                          12,609            (46,569)
                                                                        ------------------------------------
                                                                          $(2,471,486)        $2,819,876
                                                                        ====================================

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 11, 2000 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. Subsequent amendments to the Plan have been structured to, and are intended to maintain the Plan's qualified status.

5. TRANSACTIONS WITH PARTIES IN INTEREST

Investment fees incurred are paid by participants. In addition, certain services are provided by the Plan sponsor at no cost to the Plan.

                American Medical Security Retirement Savings Plan

                    Employer Identification Number 39-1431799
                                 Plan Number 001

         Schedule H, Line 4I - Schedule of Assets (Held at End of Year)

                                December 31, 2000


                    IDENTITY OF ISSUER, BORROWER/                           UNITS/              CURRENT
                      DESCRIPTION OF INVESTMENT                             SHARES               VALUE
-------------------------------------------------------------------------------------------------------------

American Century - International Growth Investor                              19,150        $     209,309
Dreyfus Appreciation                                                               -                    6
Dreyfus GNMA Fund                                                             56,399              809,891
Dreyfus S&P 500                                                               18,517              712,726
Gabelli Equity Income                                                          3,787               56,466
Loomis Sayles Bond Fund Institutional                                        100,979            1,116,828
Mercury HW International Value                                               155,577            3,824,071
Alleghany Montag & Caldwell Growth Fund                                      400,456           11,144,704
Montgomery Emerging Markets                                                        1                    5
MCM Stable Value Advisory                                                    439,939            5,114,719
INVESCO Small Company Growth                                                  16,810              258,033
Janus Twenty Fund                                                             10,106              553,807
Neuberger Berman Genesis Trust                                               139,660            3,735,904
Pilgrim Worldwide Emerging Markets                                           164,540            1,314,672
Scudder Growth & Income Fund                                                 346,575            8,369,765
Warburg Pincus Emerging Growth Fund                                          189,611            6,807,042
Warburg Pincus Global Fixed Income                                           103,658            1,006,518
American Medical Security Group, Inc. common stock*                           45,620              254,807
Participant loans receivable                                                 984,340              984,340
                                                                                        ---------------------
                                                                                              $46,273,613
                                                                                        =====================

*Represents a party in interest to the Plan.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the American Medical Security Retirement Savings has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE:   June 8, 2001


                                    AMERICAN MEDICAL SECURITY
                                    RETIREMENT SAVINGS PLAN

                                    /S/ GARY D. GUENGERICH
                                    Gary D. Guengerich
                                    American Medical Security Retirement Savings
                                    Plan Administrative Committee Member

                                                                      Exhibit 23


CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-75477) pertaining to the American Medical Security Retirement Savings Plan of American Medical Security Group, Inc. of our report dated March 2, 2001, with respect to the financial statements and schedules of the American Medical Security Retirement Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2000.


                                                          /s/  ERNST & YOUNG LLP

Milwaukee, WI
June 8, 2001